SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Putnam High Yield Municipal Trust.
(PYM)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

746781103
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sullys Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2005
(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. [ ]

(Page 1 of 4 pages)




ITEM 1	Security and Issuer
		Common Stock
		Putnam High Yield Municipal Trust
		Putnam Investment Management
		One Post Office Square
		Boston, MA   02109
ITEM 2	Identity and Background
		a) Karpus Management, Inc., d/b/a Karpus Investment Management
		(?KIM?)
		George W. Karpus, President, Director, and controlling stockholder
		JoAnn Van Degriff, Vice President and Director
		Sophie Karpus, Director
		b) 183 Sullys Trail
		Pittsford, New York 14534
		c) Principal business and occupation - Investment Management for
		individuals, pension, and profit sharing plans, corporations,
		endowments, trust, and others, specializing in conservative asset
		management (i.e. fixed income investments).
		d) None of George W. Karpus, Jo Ann Van Degriff or Sophie Karpus
		(?the Principals?) or KIM has been convicted in the past 5 years
		of any criminal proceeding (excluding traffic violations).
		e) During the last 5 years none of the Principals or KIM has been a
		party to a civil proceeding as a result of which any of them is subject
		to a judgment, decree, or final order enjoining future violations of or
		prohibiting or mandating activities subject to, federal or state securities
		laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
		KIM, an independent investment advisor, has accumulated 66,750
		shares of PYM on behalf of accounts that are managed by KIM (?the
		Accounts?) under limited powers of attorney, which represents 0.30%
		of the outstanding shares.   All funds that have been utilized in making
		such purchases are from such Accounts.
ITEM 4	Purpose of Transaction
		KIM has purchased Shares for investment purposes.  Being primarily a
		conservative, fixed income manager, with a specialty focus in the
		closed end fund sector, the profile of PYM fit the investment guidelines
		for various Accounts.  Shares have been acquired since February 03, 2004.
ITEM 5	Interest in Securities of the Issuer
a) As of the date of this Report, KIM owns 66,750 shares, which represent 0.30% of the outstanding shares.  George  W. Karpus presently owns 800 shares purchased on May 25, 2005 at $7.02. None of the other
Principals of KIM currently owns shares of PYM.
		b) KIM has the sole power to dispose of and to vote all such Shares
		under limited powers of attorney.
c) Below are the open market purchases in the last 60 days for the
Accounts.  There have been no dispositions and no acquisition, other than by such open market purchases, during such period.
		The Accounts have the right to receive all dividends from, and any proceeds
		from the sale of the Shares.  None of the Accounts has an interest in Shares
		constituting more than 5% of the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships with Respect
		to Securities of the Issuer
		Except as described above, there are no contracts, arrangement,
		understandings or relationships of any kind among the Principals and KIM
		and between any of them and any other person with respect to any of the
		PYM securities.
ITEM 7	Materials to be Filed as Exhibits
		Not applicable












Signature
		After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
						Karpus Management, Inc.


August 24 , 2005 	         	           By: _________________________
      Date					         Signature
				           DANA R. CONSLER, SENIOR VICE PRESIDENT
						        Name /Title

















										AUGUST 24, 2005




       EXHIBIT 1

THE ATTACHED LETTER HAS BEEN SENT TO ALL OF THE DIRECTORS LISTED BELOW.




I AM APPALLED AFTER READING THE PRE 14/A REGARDING PUTNAM MANAGED MUNICIPAL INCOME TRUST (PMM) AND PUTNAM HIGH YIELD MUNICIPAL TRUST (PYM) THAT THE BOARD OF DIRECTORS HAS FAILED TO RECOMMEND THE OPEN-ENDING OF THESE FUNDS.

BOTH FUNDS CLEARLY STATE ?IN RECOGNITION OF THE POSSIBILITY THAT THE FUND?S COMMON SHARES MIGHT TRADE AT A DISCOUNT, THE FUND MAY DETERMINE, FROM TIME
TO TIME, THAT IT MAY BE IN THE INTEREST OF COMMON SHAREHOLDERS FOR THE FUND TO TAKE ACTION TO ATTEMPT TO REDUCE OR ELIMINATE A MARKET VALUE DISCOUNT FROM NET ASSET VALUE. TO THAT END, THE FUND COULD FROM TIME TO TIME TAKE ACTION TO REPURCHASE SHARES IN THE OPEN MARKET OR TO TENDER FOR ITS SHARES AT THEIR NET ASSET VALUE. IN THE FUND?S FISCAL YEAR COMMENCING IN CALENDAR 1994, AND IN EACH FISCAL YEAR THEREAFTER, IF THE FUND?S COMMON SHARES HAVE TRADED ON THE PRINCIPAL SECURITIES EXCHANGE WERE LISTED AT AN AVERAGE DISCOUNT FROM NET ASSET VALUE OF MORE THAN 10%, DETERMINED ON THE BASIS OF THE DISCOUNT AS OF THE END OF THE LAST TRADING DAY IN EACH WEEK DURING THE 12 CALENDAR WEEKS PRECEDING
THE BEGINNING OF SUCH FISCAL YEAR, THE FUND WILL SUBMIT TO ITS SHAREHOLDERS AT THE NEXT SUCCEEDING ANNUAL MEETING OF SHAREHOLDERS A PROPOSAL TO CONVERT THE FUND TO AN OPEN-END INVESTMENT COMPANY ?. WERE THESE STATEMENTS MADE TO FACILITATE THE MARKETING THE FUNDS?

IN THE CASE OF PYM, THE BOARD OF DIRECTORS RECOMMENDED AGAINST THE PROPOSAL TO OPEN-END THE FUND AT THE OCTOBER 5, 2000 ANNUAL MEETING.

THE BOARD OF DIRECTORS SHOULD BE BOUND BY THEIR FIDUCIARY DUTIES TO THE SHAREHOLDERS OF THE FUNDS AND THE INTENT OF THE ORIGINAL PROSPECTUS OF THE FUND. THE ORIGINAL PROSPECTUS CLEARLY STATES THE INTENT OF ELIMINATING THE DISCOUNT TO NET ASSET VALUE AT WHICH THE FUNDS HAVE HISTORICALLY TRADED.
 BY RECOMMENDING AGAINST THE OPEN-ENDING OF THE FUNDS, THE BOARD OF DIRECTORS WILL BE HARMING ANY SHAREHOLDER THAT SELLS SHARES OF THE FUNDS AT ANY PRICE LESS THAN NET ASSET VALUE AND SHOULD BE HELD ACCOUNTABLE FOR ANY LOSS INCURRED BY A SALE OF SHARES.




IT IS THE OPINION OF KARPUS INVESTMENT MANAGEMENT THAT THE BOARD OF DIRECTORS IS SIMPLY TRYING TO INSURE THEIR OWN INCOME IN TERMS OF FEES PAID BY THE FUND TO ITS DIRECTORS AND FURTHER PROTECT THEIR RETIREMENT INCOME FROM THE FUND COMPLEX. WHOSE INTEREST IS BEING PUT FIRST HERE? IS IT THE DIRECTOR?S PERSONAL AGENDA OR THE ECONOMIC WELL BEING OF THE SHAREHOLDERS? IT WOULD APPEAR THAT THE BOARD IS PROTECTING THEIR POSITION (WHICH IS TO THEIR ECONOMIC BENEFIT) AND PROTECTING THE MANAGEMENT OF THE FUNDS BY RECOMMENDING AGAINST OPEN-ENDING AND IGNORING THE ECONOMIC ENRICHMENT OF THE SHAREHOLDERS. THIS RECOMMENDATION BENEFITS THE MANAGEMENT BY RETAINING ONGOING FEES.

THE TABLE BELOW IS DISCLOSED IN THE PRELIMINARY PROXY MATERIALS FOR THE PMM AND PYM.


PUTNAM TRUSTEES
COMPENSATION



TOTAL COMPENSATION

FROM ALL PUTNAM FUNDS
JAMESON A. BAXTER

$                  218,950.00
CHARLES B. CURTIS

 $                  244,250.00
MYRA R. DRUCKER

 $                    33,780.00
JOHN A. HILL

 $                  458,626.00
PAUL L. JOSKOW

 $                  294,500.00
ELIZABETH T. KENNAN

 $                  221,500.00
JOHN H. MULLIN, III

 $                  221,500.00
ROBERT E. PATTERSON

 $                  217,750.00
W. THOMAS STEPHENS
 $                  228,250.00
RICHARD B. WORLEY

 $                    33,780.00
CHARLES E. HALDEMAN, JR.

 $                               -
GEORGE PUTNAM, III

 $                  262,500.00


IT IS THE BELIEF OF KARPUS INVESTMENT MANAGEMENT THAT ANY DIRECTOR RECEIVING THE INCOME LISTED ABOVE FOR 1 YEAR?S SERVICE CAN NOT REMAIN INDEPENDENT. IT GOES BACK TO THE OLD SAYING ?NICE WORK, IF YOU CAN GET IT.? HOW MANY DAYS A YEAR DO THEY WORK TO RECEIVE THIS INCOME? HOW MANY YEARS WILL THEY CONTINUE TO RECEIVE THIS AMOUNT OF INCOME?








JAMESON BAXTER HAS BEEN A TRUSTEE SINCE 1994, CHARLES CURTIS SINCE 1991, MYRA DRUCKER SINCE 2004, JOHN HILL SINCE 2000, PAUL JOSKOW SINCE 1997, ELIZABETH KENNAN SINCE 1992, JOHN MULLIN SINCE 1997, ROBERT PATTERSON SINCE 1984, W. THOMAS STEPHENS SINCE 1997, AND RICHARD WORLEY SINCE 2004. SOME OF THE SAME DIRECTORS THAT PREVIOUSLY URGED SHAREHOLDERS TO VOTE AGAINST AN OPEN ENDING ARE STILL ON THE BOARD! WE QUESTION WHETHER ANYONE WHO HAS BEEN EMPLOYED AS A DIRECTOR FOR 21 YEARS CAN REMAIN INDEPENDENT! HOW
MUCH HAVE THEY COLLECTED BY TAKING THE STANCE OF PROTECTING THE INTERESTS OF MANAGEMENT?

THE TRUSTEES ARGUMENT THAT THE EXPENSES OF THE FUNDS MAY INCREASE DUE TO OPEN-ENDING IS A WEAK AND INEFFECTUAL ARGUMENT. IS THE BOARD SAYING THAT PUTNAM DOES NOT HAVE THE POWER TO MARKET AN OPEN-END FUND? DOESN?T THE
BOARD REALIZE THAT IT MAY BE A GREATER BENEFIT TO RECEIVE NET ASSET VALUE WHEN A SHAREHOLDER NEEDS TO REDEEM SHARES AND PAY A LITTLE MORE FOR THIS PRIVILEGE THAN TO SELL SHARES AT A SIGNIFICANT DISCOUNT TO NET ASSET VALUE?

BOTH FUNDS HAVE PRODUCED ?SLIGHTLY BELOW AVERAGE? 10 YEAR NET ASSET VALUE PERFORMANCE ACCORDING TO THE LIPPER CLOSED-END MUNICIPAL FUND UNIVERSE. OVER THE PAST YEAR HOWEVER, THEY ARE UNDERPERFORMING BY 3.33%, IN THE CASE OF PYM AND BY 1.80%, IN THE CASE OF PMM, ACCORDING TO THE FUNDS PROXY. THE BOARD IS RECOMMENDING TO THE SHAREHOLDERS THAT THEY VOTE AGAINST OPEN-ENDING THE FUNDS. WHY? BECAUSE THE PERFORMANCE HAS BEEN SUBSTANDARD OVER THE PAST YEAR AND
THEY MAY END UP WITH A FUND THAT IS TOO SMALL TO PROFITABLY MANAGE!
THIS COULD RESULT IN THE FUNDS GOING AWAY ALL TOGETHER AND MANAGEMENT LOOSING ALL THE MANAGEMENT FEES THAT COULD BE COLLECTED ON THE FUNDS.

THE ARGUMENT THAT FEES MAY HAVE TO BE INCREASED SHOULD THE FUNDS CONVERT TO
AN OPEN-END FORMAT AND SHRINK ALSO IS WITHOUT MERIT. IS IT POSSIBLE, WITH ALL THE OPEN-END MUNICIPAL BOND FUNDS IN THE PUTNAM COMPLEX, THERE IS NOT A SUITABLE MATCH TO MERGE THESE FUNDS INTO SHOULD EXPENSES ESCALATE TO THE
POINT THAT THEY BECOME HIGHER THAN THE INDUSTRY AVERAGE?

WE STRONGLY RECOMMEND TO THE TRUSTEES OF PMM AND PYM THAT THEY RE-THINK THEIR POSITION AND DO THE RIGHT THING FOR THE SHAREHOLDERS OF THE FUNDS. KARPUS INVESTMENT MANAGEMENT BELIEVES THAT THE RIGHT THING IS TO LIVE UP TO THE WORDING IN THE ORIGINAL PROSPECTUS OF THE FUNDS AND RECOMMEND OPEN-ENDING EVERY FUND WITHIN THE PUTNAM COMPLEX THAT HAS THE PROMISE OF PROTECTING THE INVESTORS FROM NOT BEING ABLE TO REALIZE THE FULL ECONOMIC BENEFIT OF THEIR INVESTMENT.

SINCERELY,

SHARON L. THORNTON
SENIOR FIXED INCOME ANALYST/PORTFOLIO MGR.